Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 866.974.7329

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Daniel Gordon, Tamika Sheppard and Joshua Gorsky

Re:	ARCA biopharma, Inc.

Registration Statement on Form S-4

Filed May 14, 2024

File No. 333-279387

Ladies and Gentlemen,

On behalf of ARCA biopharma, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 11, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please clarify your disclosure to state, if true, that upon the completion of the proposed merger, the combined company will be a “controlled company” under the Nasdaq listing rules. To the extent necessary, please also add a risk factor discussing the risks to shareholders related to owning shares in a controlled company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page of the Amended Registration Statement in response to the Staff’s comment to state that the Company will not be a “controlled company” under the Nasdaq listing rules.

2.	We note your disclosure that ARCA “intends to file an initial listing application for the combined company with Nasdaq.” Please revise your disclosure here to clarify whether the Merger is contingent upon the approval of your Nasdaq listing application.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page and on page 13 of the Amended Registration Statement in response to the Staff’s comment to state that the listing approval for ARCA biopharma, Inc.’s securities on the Nasdaq is a closing condition of the merger.

austin      beijing      boston      BOULDER      brussels      hong kong      london      los angeles      new york      palo alto
SALT LAKE CITY      san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Securities and Exchange Commission

June 18, 2024

Risk Factors

Risks Related to the Merger

ARCA’s expected disposal of its historical assets and operations in connection with its proposed Merger…, page 15

3.	We note your disclosure here that “ARCA has two remaining ongoing development programs, and it will dispose of (or is in the process of disposing of) its legacy technology and intellectual property.” Please clarify here and elsewhere as appropriate whether ARCA expects to dispose of its historical assets regardless of whether the stockholders approve the Merger. Additionally, please clarify here and elsewhere as appropriate whether the “legacy technology and intellectual property” that ARCA is in the process of disposing of includes the development programs for Gencaro and rNAPc2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 18 and 198 of the Amended Registration Statement in response to the Staff’s comment.

Risks Related to Oruka’s Reliance on Third Parties

Oruka currently relies, and plans to rely in the future, on third parties…, page 72

4.	Please revise your disclosure to explain that the current U.S. House of Representatives version of the BIOSECURE Act identifies WuXi Biologics as a biotechnology company of concern. Additionally, please revise your disclosure to clarify whether WuXi Biologics (Hong Kong) Limited is a subsidiary or affiliate of WuXi Biologics.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 73 of the Amended Registration Statement in response to the Staff’s comment.

The Merger

Background of the Merger, page 96

5.	We note your disclosure that in June of 2022, the Special Committee determined to abandon a non-binding proposal for a reverse merger styled transaction due to the counterparty’s “early stage of development and substantial cash needs.” Please revise your disclosure here to provide further details about that counterparty’s stage of development.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 98 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 18, 2024

6.	We note your disclosure that it was the view of the Special Committee “that the $6,000,000 enterprise value ascribed to ARCA was within the range of values ascribed in other recent reverse merger transactions . . . .” Please provide further details about the range of values that the Special Committee examined in this regard, including, but not limited to, the low-end and high-end of those values. Additionally, please provide further details about the companies that were involved in the other recent reverse merger transactions that the Special Committee reviewed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 102, 115, 116, 118, 119 and 120 of the Amended Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Merger, page 125

7.	We note your disclosure that the parties “intend” for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please revise to make clear whether the parties expect the Merger to be tax-free to U.S. holders. If you are able to conclude that the Merger is likely to be tax-free to U.S. holders, please file a tax opinion supporting such a conclusion. If there is uncertainty regarding the tax treatment of the Merger, counsel’s opinion should discuss the degree of uncertainty. For further guidance see Staff Legal Bulletin No. 19 and Item 601(b)(8) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in accordance with Section III of Staff Legal Bulletin No. 19, the Company will file a pre-effective amendment that includes opinions of counsel from the Company and Oruka covering the material tax consequences of the merger as Exhibit 8.1 and Exhibit 8.2 to the Registration Statement and will revise the applicable disclosures in the Registration Statement accordingly.

ARCA’s Business

Overview, page 196

8.	We note your disclosure on page 18 that ARCA plans to dispose of its historical assets and operations in connection with the proposed Merger. Please revise your disclosure in this section and elsewhere as appropriate to explain how and when the disposal of such assets and operations is expected to take place.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 18 and 198 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 18, 2024

ORKA-001, page 212

9.	We note your disclosure that “[b]ased on recent precedent for PsO, Oruka anticipates that the entire development program from first-in-human to biologics license application [] filing could take as little as six to seven years based on the averages for recently approved medicines.” Please revise your disclosure here to note that Oruka has no control over the length of time needed for FDA review.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 215 of the Amended Registration Statement in response to the Staff’s comment.

Oruka’s Business

Overview, page 212

10.	We note your disclosure on page 73 that Oruka currently relies on foreign CROs and CMOs, “including WuXi Biologics (Hong Kong) Limited [ ] and will likely continue to rely on foreign CROs and CMOs in the future.” Please revise your disclosure in this section to disclose the nature of the business that Oruka conducts with WuXi Biologics (Hong Kong) Limited.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 73 of the Amended Registration Statement in response to the Staff’s comment.

Oruka’s Pipeline, page 212

11.	Please revise your disclosure to explain what is meant by the term “Combinations” as it appears in the pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 214 of the Amended Registration Statement in response to the Staff’s comment.

Clinical Development Plans, page 223

12.	Please clarify whether Oruka has submitted an IND with the FDA for Phase 1 clinical trials involving either ORKA-001 or ORKA-002.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 225 and 226 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 18, 2024

Management Following the Merger

Non-Employee Directors, page 272

13.	Please revise your disclosure here with respect to Ms. Ball to specifically identify the experience, qualifications, attributes or skills that led to the conclusion that Ms. Ball should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 274 and 275 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Accounting for the Merger, page 289

14.	Please provide us an analysis concerning whether ARCA will become a shell company as defined in Rule 12b-2 of the Exchange Act prior to the closing of the Merger. Explain the plans for ARCA’s two remaining ongoing development programs. Revise your disclosures as necessary to support the reverse recapitalization accounting planned for the Merger.

Response: Rule 12b-2 of the Exchange Act defines a shell company as “a registrant … that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. The test for a shell company is conjunctive; that is, it must satisfy both prongs of the definition in order to qualify as a shell company.

With respect to prong (1), the Company during the three months ended March 31, 2024 had ongoing operations as reflected in its quarterly spend of $2.4 million, a portion of which related to research and development expenses. As such, the Company has more than nominal operations. With respect to prong (2), the Company has two remaining ongoing development programs, Gencaro and rNAPc2, including technology and intellectual property related to such programs. As such, the Company has more than nominal other assets. In the absence of the Merger, the Company would not consider itself a shell company and, accordingly, prior to the consummation of the Merger, the Company will not consider itself a shell company.

In January of 2024, the SEC published an adopting release with respect to Special Purpose Acquisition Companies, Shell Companies, and Projections (the “Release”). In footnote 943 of the Release, the SEC clarified what it has stated to have been its longstanding position that “the requirements applicable to reporting shell company business combinations adopted herein will apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. This is true regardless of whether such sale or disposal of the legacy assets or operations occurs prior to or after the consummation of the business combination.” As reflected, in the Amended Registration Statement, the Company expects to dispose of its legacy technology and intellectual property, including those related to Gencaro and rNAPc2, upon the consummation of the Merger. Any such disposal of legacy technology and intellectual property will be contingent upon obtaining stockholder approval for the Merger. Accordingly, the Company acknowledges that in accordance with the SEC’s position articulated in the Release, the Company will become a shell company upon consummation of the Merger.

Securities and Exchange Commission

June 18, 2024

With respect to the reverse recapitalization accounting treatment that is reflected in the Unaudited Pro Forma Condensed Combined Financial Information, the Company is considered in the Merger to be the accounting acquirer. According to section 12100 of the SEC’s Financial Reporting Manual, “[t]he Staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.” Given the Company’s conclusion above that the Company will become a shell company upon consummation of the Merger, we respectfully note our view that the accounting treatment that is reflected in the Unaudited Pro Forma Condensed Combined Financial Information is accurate as written.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2024, page 290

15.	Please revise your disclosure in this note to more clearly explain how you arrived to the amounts presented for adjustment 5(c.) For example, it is not clear from your narrative whether the $249.8 million adjustment to cash is net of transaction costs of $20.0 million given that the transaction costs appear to have been accounted for on a separate line through adjustment 5(d.) Consider disaggregating the $249.8 million adjustments recorded to cash and to APIC similar to the table presented for adjustment 5(j.)

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 292 of the Amended Registration Statement in response to the Staff’s comment.

Comparison of Rights of Holders of ARCA Capital Stock and Oruka Capital Stock, page 299

16.	We note your disclosure here, as well as in your risk factor on page 84 that the combined company will provide for the federal district courts of the United States of America to be the exclusive forum for the resolution of any complaint asserting a cause of action against the combined company or any of its directors, officers, employees, or agents and arising under the Securities Act. Please disclose that there is uncertainty as to whether a court would enforce such a provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, please revise to note that this provision may also make it more costly for a shareholder to bring a claim against you.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 85 and 310 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully notes that Oruka’s current charter and bylaws do not contain a federal exclusive forum clause and that Oruka’s current charter and bylaws will not be applicable post-closing because Oruka will become a subsidiary of the Company upon completion of the First Merger. With respect to the comment to state that investors cannot waive compliance with the federal securities laws, the Company respectfully notes that this is already addressed in the risk factor on page 85 of the Amended Registration Statement.

Principal Stockholders of ARCA, page 309

17.	For the table here, as well as the table on page 312, please identify in footnotes all natural persons who have voting and/or investment power over the shares held by named entities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 313 and 316 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

June 18, 2024

*****

Please contact the undersigned at (303) 256-5901 or via email at bfassett@wsgr.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Brent D. Fassett
Brent D. Fassett
Wilson Sonsini Goodrich & Rosati P.C.

cc:	Thomas A Keuer, ARCA biopharma, Inc.
C. Jeffrey Dekker, ARCA biopharma, Inc.
Ethan Lutske, Wilson Sonsini Goodrich & Rosati P.C.
Ross Tanaka, Wilson Sonsini Goodrich & Rosati P.C.
Savir S. Punia, Wilson Sonsini Goodrich & Rosati P.C.
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP